Exhibit 1

VISTA
ENERGY FOR TOMORROW

2025

Full Year and 4th Quarter Results

Mexico City, February 25, 2026
NYSE: VIST
BMV: VISTA

2025 Full Year and 4th Quarter Results Mexico City, February 25, 2026 NYSE: VIST BMV: VISTA

February 25, 2026, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its financial and operational results corresponding to Q4 2025 and full year 2025.

Q4 2025 highlights:

•

Total production in Q4 2025 was 135,414 boe/d, a 7% increase q-o-q, driven by strong performance in operated and non-operated blocks, and a 59% increase compared to Q4 2024, mainly driven by the acquisition of a 50% working interest in La Amarga Chica block in April 2025. Oil production in Q4 2025 was 118,285 bbl/d, an 8% sequential increase and a 61% increase y-o-y.

•

In Q4 2025, the average realized crude oil price was 58.9 $/bbl, a 9% decrease compared to the average realized crude oil price in Q3 2025, and a 12% decrease compared to Q4 2024, in both cases mainly driven by lower Brent. (1)

•	The realized natural gas price for Q4 2025 was 1.8 $/MMBtu, a 23% decrease y-o-y, mainly driven by lower gas prices in the industrial sector.

•

Total revenues in Q4 2025 were 689.2 $MM, 46% above Q4 2024, mainly driven by oil production growth, and partially offset by lower oil prices. Total revenues were 2% below Q3 2025, as oil production growth was offset by lower oil prices. Net revenues during the quarter were 669.6 $MM. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 100% of total net oil revenues. Net revenues from oil and gas exports were 421.2 $MM, representing 63% of total net revenues. (1)

•	Lifting cost in Q4 2025 was 4.1 $/boe, 8% below the previous quarter, driven by the dilution of fixed costs due to production growth and the focus on cost control.

•	Selling expenses in Q4 2025 were 4.2 $/boe, 48% below Q4 2024, driven by the elimination of trucking as of the end of Q1 2025, as the Oldelval Duplicar pipeline became online. (1)

•

Adjusted EBITDA for Q4 2025 was 444.0 $MM, a 62% increase y-o-y, mainly driven by 59% production growth, combining organic growth and the consolidation of 50% working interest in La Amarga Chica block. Adjusted EBITDA margin was 64%, 8 p.p. above Q4 2024.

•

Net income in Q4 2025 was 85.7 $MM, compared to 93.8 $MM in Q4 2024, reflecting a higher Profit before income tax, offset by higher Income tax expense. Adjusted net income during Q4 2025 totaled 51.5 $MM, compared to 22.1 $MM in Q4 2024. EPS was 0.8 $/share in Q4 2025, compared to 1.0 $/share in Q4 2024. Adjusted EPS was 0.5 $/share in Q4 2025, compared to 0.2 $/share in Q4 2024.

•

Capex during Q4 2025 was 355.1 $MM. The Company invested 301.3 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 22 wells, the completion of 18 wells and the tie-in of 16 new wells during the quarter. Additionally, the Company invested 23.7 $MM in development facilities, and 30.0 $MM in G&G studies, IT and other projects. The average D&C cost for wells tied-in in Bajada del Palo Oeste during the second semester of 2025, normalized at 2,800 meters of lateral length and 47 stages, was 12.1 $MM per well.

•

In Q4 2025, the Company recorded a free cash flow of 75.6 $MM. Cash flow generated by operating activities was 435.3 $MM, reflecting income tax payments of 32.3 $MM and an increase in working capital of 15.5 $MM. Cash flow used in investing activities reached 359.7 $MM for the quarter, reflecting accrued capex of 355.1 $MM and a 15.9 $MM decrease in capex-related working capital. Cash flow from financing activities totaled 143.1 $MM, mainly driven by proceeds from borrowings of 618.3 $MM, partially offset by the repayment of borrowings’ capital for 367.6 $MM and the payment of borrowings’ interests of 74.6 $MM. (2)

(1)

Revenues for Q4 2025 as filed and reported were 719 $MM. For comparison purposes, revenues, avg. realized oil price and selling expenses exclude 29.8 $MM of Sea freight selling expenses, collected as revenues and incurred by our trading subsidiary VEISA in Q4 2025.

(2)

Q4 2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 141.8 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for -5.9 $MM; (iii) the variation in Government bonds for 1.7 $MM; and (iv) Other investments for 5.6 $MM.

Full year 2025 highlights:

•

During 2025, the Company completed and tied-in 74 new shale oil net wells. Nine pads were tied-in in Bajada del Palo Oeste (BPO-31 to BPO-39), which added 36 new wells on production; three pads were tied-in in Bajada del Palo Este (BPE-8 to BPE-10), which added 9 new wells on production; one 4-well pad was tied-in in Aguada Federal (AF-9); and 25 net wells were tied-in in La Amarga Chica. Total shale production averaged 110,666 boe/d in 2025. The number of cumulative shale wells tied-in increased to 153 in Bajada del Palo Oeste, 153 in La Amarga Chica (reflecting Vista’s 50% working interest), 26 in Bajada del Palo Este, 17 in Aguada Federal and 2 in Águila Mora, for a total of 351 net cumulative shale wells tied-in in Vaca Muerta by year-end.

•

Total proved reserves as of December 31, 2025, totaled 588.1 MMboe, a 57% increase compared to 375.2 MMboe as of December 31, 2024. The increase was mainly driven by solid progress in the Vaca Muerta development hub and the acquisition of 50% working interest in La Amarga Chica block in April 2025. The implied reserve replacement ratio was 605%, while the organic reserve replacement ratio (excluding acquisitions) was 260%.

•

During 2025, total production was 115,479 boe/d, composed of 100,104 bbl/d of oil, representing 86.7% of the total production, 2.36 MMm3/d of natural gas, representing 12.9% of the total production, and 534 boe/d of NGL, representing the remaining 0.4%. Total production in 2025 increased 66% vis-à -vis 2024. The Company exported 22.2 MMbbl of oil, a 109% increase y-o-y, which represented 61% of oil sales volumes.

•

During 2025, the average realized crude oil price was 62.9 $/bbl, a 9% decrease compared to 2024. The average realized natural gas price during 2025 was 2.6 $/MMBtu, an 18% decrease compared to 2024. (1)

•

Total revenues during 2025 were 2,444 $MM, a 48% increase compared to 1,648 $MM during 2024, mainly driven by oil production growth. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 2,241 $MM, or 98% of total net oil revenues. Net revenues from oil and gas exports were 1,403 $MM in 2025, an 83% increase y-o-y and representing 59% of total net revenues. (1)

•	Lifting cost in 2025 was 4.4 $/boe, down from 4.6 $/boe in 2024, reflecting the benefits of a larger scale and continuous focus on efficiency.

•	Selling expenses in 2025 were 4.5 $/boe, 19% below 2024, mainly driven by the elimination of trucking as of the end of Q1 2025, as the Oldelval Duplicar pipeline became online.(1)

•	During 2025, the Company reduced scope 1 and 2 GHG emissions intensity by 23% vis-à-vis 2024, from 8.8 kg CO2e/boe to 6.8 kg CO2e/boe.

•	Adjusted EBITDA during 2025 was 1,596 $MM, resulting in an Adjusted EBITDA margin of 65%, and a 46% increase compared to an Adjusted EBITDA of 1,092 $MM during 2024.

•

Net income during 2025 totaled 719 $MM, compared to 478 $MM in 2024, mainly impacted by higher Profit before income tax (including the gain from the Acquisition of La Amarga Chica of 491 $MM), partially offset by a higher Income tax expense. Adjusted net income during 2025 totaled 340 $MM, compared to 194 $MM during 2024. EPS was 7.0 $/share in 2025, compared to 5.0 $/share in 2024. Adjusted EPS was 3.3 $/share in 2025, compared to 2.0 $/share in 2024.

•

Total capex for 2025 was 1,331 $MM, of which 1,141 $MM were invested in the Company’s shale oil wells (including La Amarga Chica), 114 $MM in development facilities, and 76 $MM in G&G studies, IT and other projects.

•

In 2025, the Company recorded a negative free cash flow of 1,553 $MM. Cash flow generated by operating activities was 796 $MM, while cash flow used in investing activities reached 2,349 $MM for the year (including 842 $MM used in La Amarga Chica Acquisition, net of cash). Cash flow generated by financing activities totaled 1,327 $MM, mainly driven by proceeds from borrowings of 2,838 $MM, partially offset by payment of borrowings’ principal of 1,174 $MM, payment of borrowings’ interests of 148 $MM and the repurchase of shares of 50 $MM. (2)

•

Cash at the end of 2025 was 538 $MM. Gross debt totaled 3,154 $MM as of year-end, resulting in a net debt of 2,616 $MM. At year-end 2025, net leverage ratio was 1.5x on a pro forma basis and 1.6x on a non-pro forma basis. (3)

(1)

Revenues for 2025 as filed and reported were 2,474 $MM. For comparison purposes, revenues, avg. realized oil price and selling expenses exclude 29.8 $MM of Sea freight selling expenses, collected as revenues and incurred by our trading subsidiary VEISA in Q4 2025.

(2)

2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 1,328 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for -4 $MM; (iii) the variation in Government bonds for -2 $MM; and (iv) Other investments for 6 $MM.

(3)

Pro forma values calculated as if La Amarga Chica Acquisition had occurred on January 1, 2024. Pro forma Net Leverage Ratio (1.5x) = (Gross financial debt (3,154 $MM) – Cash, bank balances and other short-term investments (538 $MM)) / Pro forma LTM Adj. EBITDA (1,752 $MM).

Vista FY 2025 and Q4 2025 results

P1 Reserves

Proved (“P1”) reserves as of December 31, 2025, were 588.1 MMboe, an interannual increase of 57% or 212.9 MMboe. Including acquisitions, additions to P1 reserves totaled 255.1 MMboe, implying a reserves replacement ratio of 605%. Vista’s organic reserve replacement ratio (excluding acquisitions) was 260%. (1)

The Company has booked 698 proved net well locations, of which 357 were booked as Proved developed and 341 were booked as Proved undeveloped. The table below shows the certified P1 reserves breakdown:

Proved reserves breakdown by type (MMboe)	2025	2024	∆ y (MMboe)	∆ y/y (%)
Proved developed reserves	232.5	129.2	103.2	80%
Oil	208.4	109.1	99.3	91%
Natural Gas	24.1	20.1	3.9	20%
Proved undeveloped reserves	355.7	246.0	109.7	45%
Oil	314.7	213.5	101.2	47%
Natural Gas	41.0	32.5	8.5	26%

Total proved reserves	588.1	375.2	212.9	57%

Considering a total production of 42.1 MMboe for 2025, the implied reserve replacement ratio was 605% and the implied P1 reserves life was 14.0 years. Vista’s organic reserve replacement ratio (excluding acquisitions) was 260%.

Reserves replacement ratio	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2024	322.6	52.7	375.2
(-) Production	(36.7)	(5.4)	(42.1)
(+) Total additions	237.2	17.8	255.1
Acquisitions (2)	131.9	13.3	145.3
Organic additions	105.3	4.5	109.8

Proved reserves YE 2025	523.0	65.1	588.1

Reserves replacement ratio (3)	646%	329%	605%

Organic reserve replacement ratio (4)	287%	83%	260%

Reserves life (years)	14.2	12.0	14.0

(1)

Excludes the acquisition of 100% of the capital stock of Petronas E&P Argentina S.A., which holds 50% working interest in La Amarga Chica unconventional concession (“La Amarga Chica Acquisition”, see Glossary), and the assignment of Trafigura’s interest in 10 pads in Bajada del Palo Oeste to Vista Argentina (the “Trafigura Agreement”, see Glossary).

(2)	Acquisitions include 139.2 MMboe from La Amarga Chica Acquisition and 6.1 MMboe from the Trafigura Agreement
(3)	Reserve replacement ratio is calculated as Total additions divided by Production
(4)	Organic reserve replacement ratio is calculated as Organic additions (i.e. Total additions minus Acquisitions) divided by Production

The table below shows the certified P1 reserves breakdown by concession:

Proved net reserves by concession	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	248.4	36.9	285.3
La Amarga Chica	138.9	12.4	151.3
Bajada del Palo Este	91.6	6.6	98.3
Aguada Federal	42.4	6.6	49.0
Conventional Assets (1)	1.6	2.5	4.1
Aguila Mora	0.1	0.0	0.2
Coirón Amargo Norte	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0

Total	523.0	65.1	588.1

(1)

Conventional Assets include Acambuco, CS-01 and Transferred Conventional Assets. The latter are operated by Tango Energy S.A. (“Tango”, formerly Petrolera Aconcagua Energía S. A.) as of March 1, 2023. Under the agreement, as amended and restated from time to time, Vista is entitled to 20% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

P1 reserves valuation

The estimate of future net cash flows attributable to Vista’s interests in the certified P1 reserves as of December 31, 2025, evaluated in accordance with the regulations of the SEC and discounted at 10% per annum, amounted to 6,607 $MM in 2025.

The information included herein regarding estimated quantities of proved reserves is derived from (i) estimates of the proved reserves as of December 31, 2025, from the reports dated January 20, 2026, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina and Mexico, and (ii) estimates of the proved reserves as of April 15, 2025, from the report dated May 22, 2025, prepared by DeGolyer and MacNaughton for Vista’s working interest in La Amarga Chica.

Production

Average net daily production

	Q4-25	Q3-25	Q4-24	∆ y/y	∆ q/q	2025	2024	∆ y/y
Total (boe/d)	135,414	126,752	85,276	59%	7%	115,479	69,660	66%
Oil (bbl/d)	118,285	109,677	73,491	61%	8%	100,104	60,418	66%
Natural Gas (MMm3/d)	2.62	2.65	1.81	45%	(1)%	2.36	1.42	66%
NGL (boe/d)	666	416	432	54%	60%	534	300	78%

Total production in Q4 2025 was 135,414 boe/d, a 7% increase q-o-q, driven by strong performance in operated and non-operated blocks, and a 59% increase compared to Q4 2024, mainly driven by the acquisition of a 50% working interest in La Amarga Chica block in April 2025. Oil production in Q4 2025 was 118,285 bbl/d, an 8% sequential increase and a 61% increase y-o-y, driven by the tie-in of 40 net wells during Q3 2025 and Q4 2025. Natural gas production during Q4 2025 was 2.62 MMm3/d, a 1% decrease compared to the previous quarter. NGL production in Q4 2025 was 666 boe/d.

Q4 2025 Average net daily production by asset

	Target	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			118,285	2.62	666	135,414

Aguada Federal	Shale	100%	6,517	0.13	28	7,371
Águila Mora	Shale	90%	333	0.01	—	418
Bajada del Palo Este	Shale	100%	12,778	0.16	15	13,821
Bajada del Palo Oeste	Shale	100%	53,806	1.20	78	61,445
Bandurria Norte	Shale	100%	—	—	—	—
Bajada del Palo Este	Conventional	100%	—	—	—	—
Bajada del Palo Oeste	Conventional	100%	—	0.03	—	173
Coirón Amargo Norte	Conventional	84.6%	—	—	—	—
CS-01 (Mexico) (1)	Conventional	100%	154	0.00	—	158

Total operated production			73,588	1.54	121	83,385

La Amarga Chica	Shale	50%	43,446	0.83	—	48,643
25 de Mayo-Medanito SE (2)	Conventional	—	311	0.01	—	397
Acambuco	Conventional	1.5%	14	0.02	—	139
Agua Amarga (2)	Conventional	—	39	0.02	35	179
Entre Lomas (2)	Conventional	—	597	0.13	511	1,903
Jagüel de los Machos (2)	Conventional	—	288	0.08	—	769

Total non-operated production			44,697	1.08	545	52,030

Total shale production			116,880	2.34	121	131,696

Total conventional production			1,405	0.28	545	3,718

(1)

On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the Mexican Secretariat of Energy (“SENER” by its acronym in Spanish), which is pending confirmation to the date of issuance of this earnings release.

(2)

Transferred Conventional Assets operated by Aconcagua, effective March 1, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product—in $MM	Q4-25	Q3-25	Q4-24	∆ y/y	∆ q/q	2025	2024	∆ y/y
Revenues	719.1	706.1	471.3	53%	2%	2,474.2	1,647.8	50%
Sea freight selling expenses	(29.8)	—	—	—	—	(29.8)	—	—
Revenues, net of sea freight exp.	689.2	706.1	471.3	46%	(2)%	2,444.4	1,647.8	48%
Export Duties	(19.7)	(18.8)	(19.3)	2%	4%	(73.7)	(59.5)	24%
Net Revenues	669.6	687.3	451.9	48%	(3)%	2,370.7	1,588.2	49%
Oil	651.8	657.5	435.4	50%	(1)%	2,281.4	1,513.5	51%
Export market	418.7	411.0	242.8	72%	2%	1,391.0	748.0	86%
Domestic market	233.1	246.6	192.6	21%	(5)%	890.4	765.5	16%
Domestic market at export parity	233.1	246.6	73.3	218%	(5)%	850.1	310.1	174%
Natural Gas	16.1	28.6	15.2	6%	(44)%	83.1	71.8	16%
Export market	2.4	3.4	3.9	(37)%	(29)%	11.9	19.9	(40)%
Domestic market	13.6	25.2	11.3	20%	(46)%	71.2	51.9	37%
NGL	1.7	1.1	1.4	26%	51%	6.2	2.9	110%

Average realized prices per product

Product	Q4-25	Q3-25	Q4-24	∆ y/y	∆ q/q	2025	2024	∆ y/y
Oil ($/bbl)	58.9	64.6	67.1	(12)%	(9)%	62.9	69.2	(9)%
Export market	59.0	64.8	66.6	(11)%	(9)%	62.5	70.3	(11)%
Domestic market	58.7	64.4	67.8	(13)%	(9)%	63.5	68.1	(7)%
Domestic market at export parity	58.7	64.4	68.1	(14)%	(9)%	63.5	74.8	(15)%
Natural Gas ($/MMBTU)	1.8	3.3	2.3	(23)%	(46)%	2.6	3.2	(18)%
Export market	5.0	5.9	6.5	(23)%	(16)%	5.6	7.1	(21)%
Domestic market	1.6	3.1	1.9	(15)%	(49)%	2.4	2.6	(9)%
NGL ($/tn)	344	365	360	(4)%	(6)%	395	324	22%

Total sales volumes per product

Product	Q4-25		Q3-25	Q4-24	∆ y/y	∆ q/q	2025	2024	∆ y/y
Oil (MMbbl)	11.1	(1)	10.2	6.5	71%	9%	36.3	21.9	66%
Export market	7.1		6.3	3.6	95%	12%	22.2	10.6	109%
Domestic market	4.0		3.8	2.8	40%	4%	14.0	11.2	25%
Domestic market at export parity	4.0		3.8	1.1	269%	4%	13.4	4.1	224%
Natural Gas (millions of MMBTU)	9.1		8.7	6.6	37%	4%	32.1	22.8	41%
Export market	0.5		0.6	0.6	(18)%	(15)%	2.1	2.8	(24)%
Domestic market	8.6		8.2	6.0	42%	5%	29.9	19.9	50%
NGL (Mtn)	5.0		3.1	3.8	32%	60%	15.6	9.1	72%

(1)	Inventory withdrawal of 0.19 MMbbl, resulting from a production of 10.88 MMbbl and sales of 11.07 MMbbl.

During Q4 2025, Vista Energy International S.A. (“VEISA”), the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista. Although VEISA sells mostly on a CIF (Cost, Insurance and Freight), CFR (Cost and Freight) or DAP (Delivered At Place) basis, for consistency purposes we will continue to report sales and realized prices on a FOB (Free On Board) equivalent basis.

During Q4 2025, total revenues were 719.1 $MM. Excluding Sea freight selling expenses, total revenues were 689.2 $MM, 46% above Q4 2024, mainly driven by oil production growth, and partially offset by lower oil prices. Total revenues were 2% below Q3 2025, as oil production growth was offset by lower oil prices. Net revenues were 669.6 $MM. Net revenues from oil and gas exports were 421.2 $MM, representing 63% of total net revenues.

Crude oil net revenues in Q4 2025 totaled 651.8 $MM, representing 97.3% of total net revenues and a 50% increase compared to Q4 2024, driven by oil production growth and partially offset by lower realized oil prices. On a sequential basis, oil net revenues decreased by 1%, as lower oil prices offset a 7% production increase. Average realized oil price during the quarter was 58.9 $/bbl, 12% below Q4 2024 and 9% below Q3 2025. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 100% of total net oil revenues.

During Q4 2025, the Company exported 64% of crude oil sales volumes at a realized price of 59.0 $/bbl. Net revenues from the oil export market accounted for 64% of net oil revenues, reaching 418.7 $MM.

Natural gas net revenues in Q4 2025 were 16.1 $MM, representing 2.4% of total net revenues. The average realized natural gas price for the quarter was 1.8 $/MMBtu, a 23% decrease compared to Q4 2024. Plan GasAr represented 38% of total natural gas sales volume, with an average realized price of 2.5 $/MMBtu during the quarter. Sales to industrial clients represented 57% of total natural gas sales volume at an average realized price of 1.0 $/MMBtu. The remaining 5% of total natural gas sales volume was exported at an average realized price of 5.0 $/MMBtu, a 23% price decrease compared to Q4 2024.

NGL net revenues were 1.7 $MM during Q4 2025, representing 0.3% of total net revenues. NGL average price was 344 $/tn.

Lifting Cost

	Q4-25	Q3-25	Q4-24	∆ y/y	∆ q/q	2025	2024	∆ y/y
Lifting Cost ($MM)	50.8	51.8	36.6	39%	(2)%	186.9	116.5	60%
Lifting cost ($/boe)	4.1	4.4	4.7	(12)%	(8)%	4.4	4.6	(3)%

Lifting cost during Q4 2025 was 50.8 $MM, a 2% decrease q-o-q. On a per-unit basis, lifting cost in Q4 2025 was 4.1 $/boe, 8% below the previous quarter and 12% below Q4 2024, reflecting the dilution of fixed costs due to production growth and focus on cost control.

Selling Expenses

	Q4-25	Q3-25	Q4-24	∆ y/y	∆ q/q	2025	2024	∆ y/y
Selling expenses ($MM)	51.9	48.8	62.5	(17)%	6%	188.2	140.3	34%
Selling expenses ($/boe)	4.2	4.2	8.0	(48)%	(0)%	4.5	5.5	(19)%

Selling expenses as filed and reported were 81.8 $MM in Q4 2025 and 218.1 $MM in 2025. For comparison purposes, figures shown in this section exclude 29.8 $MM of Sea freight selling expenses incurred by VEISA, leading to selling expenses of 51.9 $MM in Q4 2025 and 188.2 $MM in 2025. On a per unit basis, selling expenses in Q4 2025 were 4.2 $/boe, a 48% decrease y-o-y, driven by the elimination of trucking as of the end of Q1 2025, as the Oldelval Duplicar pipeline became online.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q4-25	Q3-25	Q4-24	∆ y	∆ q		2025	2024	∆ y
Profit for the period, net	85.7	315.3	93.8	(8.1)	(229.6)		719.1	477.5	241.5
(+) Income tax expense / (benefit)	52.7	122.2	30.9	21.8	(69.5)		285.6	113.3	172.3
(+) Financial income (expense), net	72.9	95.1	4.7	68.2	(22.2)		240.9	34.6	206.4
(+) Income (loss) from investment in associates	1.5	2.8	—	1.5	(1.3)		5.2	—	5.2

Operating profit	212.8	535.4	129.4	83.3	(322.7)		1,250.8	625.4	625.4

(+) Depreciation, depletion and amortization	225.1	210.9	139.6	85.5	14.2		738.9	437.7	301.2
(+) Restructuring and Reorganization expenses	1.2	5.0	—	1.2	(3.8)		29.9	—	29.9
(+) Impairment of long-lived assets	—	—	(4.2)	4.2	—		38.3	(4.2)	42.5
(+) Gain related to the transfer of conventional assets	—	—	—	—	—		—	—	—
(+) Other non-cash costs related to the transfer of conventional assets	5.0	9.2	8.5	(3.5)	(4.2)		29.0	33.6	(4.6)
(+) Gain from business combination	—	(288.1)	—	—	288.1		(490.5)	—	(490.5)

Adjusted EBITDA (1)	444.0	472.4	273.3	170.7	(28.4)		1,596.3	1,092.5	503.9

Adjusted EBITDA Margin (%) (2)	64%	67%	57%	+8p.p.	(2	)p.p.	65%	65%	(0	)p.p.

(1)

Adj. EBITDA = Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment of long-lived assets + Gain from business combination.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues + Gain from Exports Increase Program – Sea freight selling expenses). Gain from Exports Increase Program is zero as of Q2-25. Adj. EBITDA Margin for Q4-25 (64%) = Adj. EBITDA (444.0 $MM) / (Total Revenues (719.1 $MM) + Gain from Exports Increase Program (0.0 $MM) – Sea freight selling expenses (-29.8 $MM)).

Adjusted EBITDA was 444.0 $MM in Q4 2025, a 62% increase compared to 273.3 $MM in Q4 2024, mainly driven by production growth, combining organic growth and the consolidation of 50% working interest in La Amarga Chica.

On a sequential basis, Adjusted EBITDA decreased by 6% in Q4 2025, driven by lower oil and gas prices, which offset production growth. Adjusted EBITDA margin was 64%, 8 p.p. above Q4 2024.

Net Income and Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q4-25	Q3-25	Q4-24	∆ y	∆ q	2025	2024	∆ y
Profit for the period, net	85.7	315.3	93.8	(8.1)	(229.6)	719.1	477.5	241.5
Adjustments:				—	—
(+) Deferred Income tax	(39.2)	119.1	(76.0)	36.8	(158.3)	44.0	(313.0)	356.9
(+) Changes in the fair value of Warrants	—	—	—	—	—	—	—	—
(+) Impairment of long-lived assets	—	—	(4.2)	4.2	—	38.3	(4.2)	42.5
(+) Gain related to the transfer of conventional assets	—	—	—	—	—	—	—	—
(+) Other non-cash costs related to the transfer of conventional assets	5.0	9.2	8.5	(3.5)	(4.2)	29.0	33.6	(4.6)
(+) Gain from Business Combination	—	(288.1)	—	—	288.1	(490.5)	—	(490.5)
Adjustments to Net Income	(34.2)	(159.8)	(71.7)	37.4	125.6	(379.3)	(283.6)	(95.7)

Adjusted Net Income	51.5	155.5	22.1	29.4	(104.0)	339.8	193.9	145.8

Adjusted EPS ($/share) (1)	0.49	1.48	0.23	0.26	(0.99)	3.31	2.02	1.3
EPS ($/share) (1)	0.82	3.01	0.98	(0.16)	(2.18)	7.02	4.98	2.0

Net income in Q4 2025 was 85.7 $MM, compared to 93.8 $MM in Q4 2024, mainly driven by (a) higher Adjusted EBITDA of 444.0 $MM in Q4 2025 compared to 273.3 $MM in Q4 2024, partially offset by (b) higher Depreciation, depletion and amortization of 225.1 $MM in Q4 2025 compared to 139.6 $MM in Q4 2024, (c) higher Financial expense, net of 72.9 $MM in Q4 2025 compared to 4.7 $MM in Q4 2024, and (d) higher Income tax expense of 52.7 $MM in Q4 2025, compared to 30.9 $MM in Q4 2024.

Adjusted Net Income in Q4 2025 was 51.5 $MM, compared to an Adjusted Net Income of 22.1 $MM in Q4 2024, mainly driven by (a) higher Adjusted EBITDA and (b) a lower Current income tax expense of 91.9 $MM in Q4 2025 compared to 106.9 $MM in Q4 2024, partially offset by (c) higher Depreciation, depletion and amortization, and (d) higher Financial expense, net (as explained above).

EPS was 0.82 $/share in Q4 2025, compared to 0.98 $/share in Q4 2024 and 3.01 $/share in Q3 2025. Adjusted EPS was 0.49 $/share in Q4 2025, compared to 0.23 $/share in Q4 2024 and 1.48 $/share in Q3 2025. (1)

(1)

EPS (Earnings per share): Profit for the period, net divided by weighted average number of ordinary shares. Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q4 2025, Q3 2025, Q4 2024, 2025 and 2024 were 104,269,588, 104,896,801, 95,223,600, 102,499,637 and 95,906,449 respectively.

Capex

Capex during Q4 2025 was 355.1 $MM. The Company invested 301.3 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 22 wells, the completion of 18 wells and the tie-in of 16 new wells during the quarter. Additionally, the Company invested 23.7 $MM in development facilities, and 30.0 $MM in G&G studies, IT and other projects. The average D&C cost for wells tied-in in Bajada del Palo Oeste during the second semester of 2025, normalized at 2,800 meters of lateral length and 47 stages, was 12.1 $MM per well.

Wells tied-in during Q4 2025

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Bajada del Palo Oeste	2840	BPO-38	La Cocina	2,451	42
Bajada del Palo Oeste	2842	BPO-38	La Cocina	2,657	43
Bajada del Palo Oeste	2843	BPO-38	Organic	2,641	46
Bajada del Palo Oeste	2844	BPO-38	La Cocina	2,833	47
Bajada del Palo Oeste	2845	BPO-38	La Cocina	2,948	49
Bajada del Palo Oeste	2631	BPO-39	La Cocina	2,871	50
Bajada del Palo Oeste	2632	BPO-39	Organic	2,871	50
Bajada del Palo Oeste	2633	BPO-39	La Cocina	2,871	50
Bajada del Palo Oeste	2634	BPO-39	Organic	2,813	49
Bajada del Palo Este	2193	BPE-10	La Cocina	2,813	49
Bajada del Palo Este	2194	BPE-10	La Cocina	2,698	47
Bajada del Palo Este	2195	BPE-10	La Cocina	3,158	55

Financial overview

During Q4 2025, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 538.4 $MM. Cash flow generated by operating activities was 435.3 $MM, reflecting the decrease in Adj. EBITDA compared to the previous quarter, income tax payments of 32.3 $MM, and an increase in working capital of 15.5 $MM. Cash flow used in investing activities reached 359.7 $MM for the quarter, reflecting accrued capex of 355.1 $MM and a 15.9 $MM decrease in capex-related working capital. In Q4 2025, the Company recorded a free cash flow of 75.6 $MM.

In Q4 2025, cash flow from financing activities totaled 143.1 $MM, mainly driven by proceeds from borrowings of 618.3 $MM, partially offset by the repayment of borrowings’ principal of 367.6 $MM and the payment of borrowings’ interests for 74.6 $MM. (1)

Gross debt totaled 3,154.1 $MM as of quarter end, resulting in a net debt of 2,615.7 $MM. At the end of Q4 2025, net leverage ratio was 1.5x on a pro forma basis and 1.6x on a non-pro forma basis, compared to 1.5x on pro forma basis by quarter end Q3 2025. (2)

(1)

Q4 2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 141.8 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for -5.9 $MM; (iii) the variation in Government bonds for 1.7 $MM; and (iv) Other investments for 5.6 $MM.

(2)

Pro forma values calculated as if La Amarga Chica Acquisition had occurred on January 1, 2024. Pro forma Net Leverage Ratio (1.5x) = (Gross financial debt (3,154.1 $MM) – Cash, bank balances and other short-term investments (538.4 $MM)) / Pro forma LTM Adj. EBITDA (1,752.0 $MM).

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. Dollars)

	Q4 2025	Q3 2025	Q4 2024	2025	2024
Total Revenues (1)	719,064	706,135	471,318	2,474,197	1,647,768
Oil	701,318	676,363	454,703	2,384,912	1,573,069
Natural Gas	16,036	28,641	15,257	83,104	71,756
NGL and others	1,710	1,131	1,358	6,181	2,943

Cost of Sales	(378,374)	(368,944)	(254,678)	(1,299,167)	(830,025)

Operating costs	(50,805)	(51,786)	(36,556)	(186,945)	(116,526)
Crude oil stock fluctuation	(3,195)	1,415	3,913	1,046	1,720
Royalties and others	(94,281)	(98,523)	(73,896)	(345,349)	(243,950)
Depreciation, depletion and amortization	(225,095)	(210,891)	(139,618)	(738,903)	(437,699)
Other non-cash costs related to the transfer of conventional assets	(4,998)	(9,159)	(8,521)	(29,016)	(33,570)

Gross profit	340,690	337,191	216,640	1,175,030	817,743

Selling expenses (1)	(81,783)	(48,816)	(62,527)	(218,072)	(140,334)
General and administrative expenses	(52,619)	(37,347)	(35,207)	(147,709)	(108,954)
Exploration expenses	(90)	(144)	(102)	(578)	(138)
Other operating income	8,509	289,802	6,467	512,793	54,127
Other operating expenses	(1,948)	(5,273)	(64)	(32,382)	(1,261)
Impairment of long-lived assets	—	—	4,207	(38,252)	4,207

Operating profit	212,759	535,413	129,414	1,250,830	625,390

Income (loss) from investments in associates	(1,468)	(2,767)	—	(5,214)	—
Interest income	1,661	7,603	1,375	10,594	4,535
Interest expense	(50,096)	(48,873)	(25,361)	(163,356)	(62,499)
Other financial income (expense)	(24,462)	(53,872)	19,259	(88,183)	23,401

Other financial income (expense), net	(72,897)	(95,142)	(4,727)	(240,945)	(34,563)

Profit before income tax	138,394	437,504	124,687	1,004,671	590,827

Current income tax (expense)/benefit	(91,930)	(3,119)	(106,897)	(241,657)	(426,288)
Deferred income tax (expense)/benefit	39,231	(119,099)	75,981	(43,951)	312,982

Income tax (expense)/benefit	(52,699)	(122,218)	(30,916)	(285,608)	(113,306)

Profit for the period, net	85,695	315,286	93,771	719,063	477,521

(1)	Includes 29.8 $MM of Sea freight selling expenses, collected as revenues and incurred by our trading subsidiary VEISA in Q4 2025.

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. Dollars)

	As of December 31, 2025	As of December 31, 2024
Property, plant and equipment	5,543,032	2,805,983
Goodwill	22,576	22,576
Other intangible assets	18,485	15,443
Right-of-use assets	153,283	105,333
Biological assets	15,855	10,027
Investments in associates	54,542	11,906
Trade and other receivables	373,026	205,268
Deferred income tax assets	36,514	3,565
Total noncurrent assets	6,217,313	3,180,101
Inventories	9,457	6,469
Trade and other receivables	347,681	281,495
Cash, bank balances and other short-term investments	538,402	764,307
Total current assets	895,540	1,052,271
Total assets	7,112,853	4,232,372

Deferred income tax liabilities	298,664	64,398
Lease liabilities	88,451	37,638
Provisions	51,513	33,058
Borrowings	2,803,982	1,402,343
Employee benefits	16,226	15,968
Income tax liability	13,964	—
Trade and other payables	292,236	—
Total noncurrent liabilities	3,565,036	1,553,405
Provisions	10,800	3,910
Lease liabilities	55,452	58,022
Borrowings	350,095	46,224
Salaries and payroll taxes	35,891	32,656
Income tax liability	120,910	382,041
Other taxes and royalties	43,945	47,715
Trade and other payables	419,130	487,186
Total current liabilities	1,036,223	1,057,754
Total liabilities	4,601,259	2,611,159
Total equity	2,511,594	1,621,213

Total equity and liabilities	7,112,853	4,232,372

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. Dollars)

	For the period from October 1st to December 31, 2025	For the period from October 1st to December 31, 2024	For the year 2025	For the year 2024
Revenue from contracts with customers	719,064	471,318	2,474,197	1,647,768
Revenues from crude oil sales	701,318	454,703	2,384,912	1,573,069
Revenues from natural gas sales	16,036	15,257	83,104	71,756
Revenues from LPG sales	1,710	1,358	6,181	2,943
Cost of sales	(378,374)	(254,678)	(1,299,167)	(830,025)
Operating costs	(50,805)	(36,556)	(186,945)	(116,526)
Crude oil stock fluctuation	(3,195)	3,913	1,046	1,720
Royalties and others	(94,281)	(73,896)	(345,349)	(243,950)
Depreciation, depletion and amortization	(225,095)	(139,618)	(738,903)	(437,699)
Other non-cash costs related to the transfer of conventional assets	(4,998)	(8,521)	(29,016)	(33,570)

Gross profit	340,690	216,640	1,175,030	817,743

Selling expenses	(81,783)	(62,527)	(218,072)	(140,334)
General and administrative expenses	(52,619)	(35,207)	(147,709)	(108,954)
Exploration expenses	(90)	(102)	(578)	(138)
Other operating income	8,509	6,467	512,793	54,127
Other operating expenses	(1,948)	(64)	(32,382)	(1,261)
Reversal (impairment) of long-lived assets	—	4,207	(38,252)	4,207

Operating profit	212,759	129,414	1,250,830	625,390

Income (loss) from investments in associates	(1,468)	—	(5,214)	—
Interest income	1,661	1,375	10,594	4,535
Interest expense	(50,096)	(25,361)	(163,356)	(62,499)
Other financial income (expense)	(24,462)	19,259	(88,183)	23,401

Financial income (expense), net	(72,897)	(4,727)	(240,945)	(34,563)

Profit before income tax	138,394	124,687	1,004,671	590,827

Current income tax (expense)	(91,930)	(106,897)	(241,657)	(426,288)
Deferred income tax benefit (expense)	39,231	75,981	(43,951)	312,982

Income tax (expense)	(52,699)	(30,916)	(285,608)	(113,306)

Profit for the year/ period, net	85,695	93,771	719,063	477,521

Other comprehensive income for the year/ period	1,259	3,044	23	(6,630)

Total comprehensive profit for the year/ period	86,954	96,815	719,086	470,891

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. Dollars)

	For the period from October 1st to December 31, 2025	For the period from October 1st to December 31, 2024	For the year 2025	For the year 2024
Cash flows from operating activities
Profit for the year / period, net	85,695	93,771	719,063	477,521
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	—	—	44	—
Share-based payments	18,071	6,285	55,989	34,923
Net increase in provisions	794	64	2,507	1,261
Net changes in foreign exchange rate	15,006	(1,852)	144	453
Discount of assets and liabilities at present value	9,833	(1,341)	23,652	(933)
Discount for well plugging and abandonment	691	449	2,434	1,312
Income tax expense	52,699	30,916	285,608	113,306
Other non-cash costs related to the transfer of conventional assets	4,998	8,521	29,016	33,570
Employee benefits	196	266	788	489
Items related to investing activities:
Impairment of long-lived assets	—	(4,207)	38,252	(4,207)
Gain from Business Combination	—	—	(490,530)	—
Interest income	(1,661)	(1,375)	(10,594)	(4,535)
Changes in the fair value of financial assets	(4,364)	(7,103)	(18,471)	(14,120)
Depreciation and depletion	222,815	137,824	730,248	431,788
Amortization of intangible assets	2,280	1,794	8,655	5,911
Income (loss) from investment in associates	1,468	—	5,214	—
Items related to financing activities:
Interest expense	50,096	25,361	163,356	62,499
Amortized cost	54	589	7,880	1,649
Interest expense on lease liabilities	755	835	3,320	3,093
Other taxes interest	1,974	—	55,101	—
Other financial income (expense)	513	(10,836)	14,123	(14,855)
Changes in working capital:
Trade and other receivables	9,304	16,238	(221,134)	(210,622)
Inventories	3,195	(3,913)	(1,046)	(1,720)
Trade and other payables	(14,402)	81,622	(39,172)	112,380
Payments of employee benefits	(106)	(133)	(494)	(424)
Salaries and payroll taxes	10,339	4,581	(109,852)	(16,247)
Other taxes and royalties	(1,716)	(2,770)	(24,660)	(23,396)
Provisions	(962)	284	(1,600)	(751)
Income tax payment	(32,269)	(6,385)	(431,650)	(29,319)

Net cash flows provided by operating activities	435,296	369,485	796,191	959,026

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(339,162)	(306,486)	(1,455,411)	(1,052,530)
Interest received	1,661	1,375	10,594	4,535
Payments for acquisitions of other intangible assets	(7,958)	(6,190)	(11,720)	(11,328)
Proceeds from the transfer of conventional assets	—	—	5,734	10,734
Payments for investments in associates	(14,198)	(1,076)	(56,706)	(3,287)
Payment for Business Combination, net of cash acquired	—	—	(841,555)	—

Net cash flows (used in) investing activities	(359,657)	(312,377)	(2,349,064)	(1,051,876)

Cash flows from financing activities:
Proceeds from borrowings	618,256	835,880	2,838,173	1,320,897
Payment of borrowings principal	(367,591)	(339,704)	(1,173,623)	(470,351)
Payment of borrowings interest	(74,633)	(33,183)	(148,310)	(53,897)
Payment of borrowings cost	(47)	(6,194)	(17,935)	(7,631)
Payments of other taxes interest	(970)	—	(22,045)	—
Payments of other financial results	(513)	14,649	(7,948)	8,680
Payment of lease	(32,737)	(23,792)	(90,772)	(56,641)
Share repurchase	—	—	(50,000)	(99,846)

Net cash flow provided by (used in) financing activities	141,765	447,656	1,327,540	641,211

	For the period from October 1st to December 31, 2025	For the period from October 1st to December 31, 2024	For the year 2025	For the year 2024
Net increase (decrease) in cash and cash equivalents	217,404	504,764	(225,333)	548,361

Cash and cash equivalents at beginning of year / period	314,700	249,062	755,610	209,516
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	(5,920)	1,784	(4,093)	(2,267)
Net (decrease) increase in cash and cash equivalents	217,404	504,764	(225,333)	548,361

Cash and cash equivalents at end of year / period	526,184	755,610	526,184	755,610

Note: Vista’s historical operational and financial information is available on the Company’s website (https://www.vistaenergy.com/en/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	∆ q/q: Represents the percentage variation quarter on quarter

•	∆ y/y: Represents the percentage variation year on year

•	∆ q: Represents the variation in million U.S. Dollars quarter on quarter

•	∆ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets + Gain from business combination.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program plus Sea freight selling expenses.

•	Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares.

•

Adjusted Net Income: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. Under the latest amendment to the agreement, Vista is entitled to 20% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	CO2e: Carbon dioxide equivalent.

•	D&M: DeGolyer and MacNaughton.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•	FY 2025: Full (calendar) year 2025.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

La Amarga Chica Acquisition: On April 15, 2025, the Company acquired 100% of the capital stock of Petronas E&P Argentina S.A., which holds 50% working interest in La Amarga Chica unconventional concession, located in Vaca Muerta.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p: percentage points.

•

Proved reserves: the information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2025. The proved reserves estimates are derived from the reports dated January 20, 2026, prepared by D&M, for Vista’s concessions located in Argentina and Mexico (“2025 Reserves Reports”). D&M is an independent reserves engineering consultant. The 2025 Reserves Reports prepared by D&M are based on information provided by Vista and presents an appraisal as of December 31, 2025 of oil and gas reserves located in the Bajada del Palo Oeste, La Amarga Chica, Bajada del Palo Este, Aguada Federal, Entre Lomas Río Negro, Entre Lomas Neuquén, Jagüel de los Machos, 25 de Mayo—Medanito SE, Aguila Mora, Acambuco, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte and Bandurria Norte blocks in Argentina, and CS-01 block in Mexico.

•	Reserves life ratio: calculated as the proved reserves divided by the annual production.

•	Reserves replacement ratio: calculated as the proved reserves additions divided by the annual production.

•

Trafigura Agreement: the agreement dated December 16, 2024, pursuant to which Vista Argentina agreed to the assignment of Trafigura’s interest in 10 pads in Bajada del Palo Oeste to Vista Argentina, effective January 1, 2025, under which Vista Argentina holds rights to 100% of the production from such pads.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at https://www.vistaenergy.com/en/investors.

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC, the Mexican National Securities Registry held by the CNBV or an exemption from such registrations.

This presentation does not contain all of the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding of amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers, employees, or any other person (the “Related Parties”) as to the accuracy, completeness, or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance placed on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation, or liability (whether direct or indirect, in contract, tort, or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS financial measures, which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion, and change without notice.

This presentation includes “forward-looking statements” concerning the future. Words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance, or similar estimation about future results, performance, or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results, as well as cost estimations, are based on information as of the date of this presentation and reflect numerous assumptions, including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidance, or other estimations of future results, performance, or achievements. We have not warranted the accuracy, reliability, appropriateness, or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward looking statements, including, among other things uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we may operate in the future; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico, Argentina and the United States; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain hydrocarbon exploitation concessions; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses, including PEPASA; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina, Mexico or other Latin American countries; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; Israel, Hamas and Iran; and tensions between China and Taiwan.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com/en/investors. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls, and webcasts.

Enquiries:

ir@vistaenergy.com

Argentina: +54.11.3754.8500

Mexico: +52.55.1555.7104